BANK OF MONTREAL

ANNUAL
INFORMATION
FORM
December 19, 2005

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this Annual Information Form (including documents incorporated by reference), and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and of any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, comments with respect to our objectives and priorities for 2006 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this Annual Information Form not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic conditions in the countries in which we operate; currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion starting on page 29 of the Annual Report concerning the effect certain key factors could have on actual results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the organization or on its behalf.
Assumptions about the performance of the Canadian and U.S. economies in 2006 and how that will affect our businesses are material factors we consider when setting our strategic priorities and objectives, and in determining our financial targets, including provision for credit losses. Key assumptions include our assumption that the Canadian and U.S. economies will expand at a healthy pace in 2006 and that inflation will remain low. We also have assumed that interest rates will increase gradually in both countries in 2006 and that the Canadian dollar will hold onto its recent gains in value. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. Tax laws in the countries in which we operate, primarily Canada and the United States, are material factors we consider when determining our sustainable effective tax rate.

BANK OF MONTREAL
ANNUAL INFORMATION FORM
TABLE OF CONTENTS

	Page Reference
		Annual Report
	Annual	(Incorporated by
	Information Form	Reference *)
CORPORATE STRUCTURE
Name, Address and Incorporation	3
Intercorporate Relationships	3	134

GENERAL DEVELOPMENT OF THE BUSINESS
Recent History	3	28, 43-57

DESCRIPTION OF THE BUSINESS
Business	4	43-57, 74, 76
Supervision and Regulation in Canada	4
Supervision and Regulation in United States	5
Competition	5
Risk Factors		29, 30, 67-74

DIVIDENDS		59, 60, 72, 118

DESCRIPTION OF CAPITAL STRUCTURE
Description of Common Shares	6	118, 119
Description of Preferred Shares	6	118, 119
Certain Provisions of the Class A Preferred Shares as a Class	6
Certain Provisions of the Class B Preferred Shares as a Class	7
Restraints on Bank Shares under the Bank Act	7
Ratings	7

MARKET FOR SECURITIES
Trading Price and Volume	9
Prior Sales	11

ESCROWED SECURITIES	11

DIRECTORS AND EXECUTIVE OFFICERS
Board of Directors	11
Board Committee Members	12
Executive Officers	13
Shareholdings of Directors and Executive Officers	13
Additional Disclosure for Directors and Executive Officers	13

LEGAL PROCEEDINGS	14	128

TRANSFER AGENT AND REGISTRAR	14

MATERIAL CONTRACTS	14

INTEREST OF EXPERTS	15

AUDIT COMMITTEE INFORMATION
Composition of the Audit Committee	15
Shareholders’ Auditors’ Service Fees	15

ADDITIONAL INFORMATION	16

APPENDIX I — BANK OF MONTREAL AUDIT COMMITTEE CHARTER	17
Unless otherwise specified, this Annual Information Form presents information as at October 31, 2005.
* Reference: Parts of the 2005 Annual Report of Bank of Montreal for the year ended October 31, 2005 (“Annual Report”) are incorporated by reference into this Annual Information Form.

BANK OF MONTREAL
CORPORATE STRUCTURE
Name, Address and Incorporation
Bank of Montreal (the “Bank”) commenced business in Montreal in 1817 and was incorporated in 1821 by an Act of Lower Canada as the first Canadian chartered bank. Since 1871, the Bank has been a chartered bank under the Bank Act (Canada) (the “Bank Act”), and is named in Schedule I of the Bank Act. The Bank Act is the charter of the organization and governs its operations.
The Bank’s head office is located at 129 rue Saint Jacques, Montreal, Quebec, H2Y 1L6, and the executive offices are located at 100 King Street West, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.
Bank of Montreal uses a unified branding approach that links the organization’s member companies. This approach refers to Bank of Montreal as BMO Financial Group. As such, in this document and the documents incorporated by reference, the name BMO Financial Group, or BMO®, means Bank of Montreal, together with its subsidiaries.
Intercorporate Relationships
Information about the intercorporate relationships among Bank of Montreal and its principal subsidiaries is provided on page 134 of the 2005 Annual Report of Bank of Montreal, which page is incorporated herein by reference. These subsidiaries are incorporated under the laws of the state, province or country in which their head office is located with the exception of Bank of Montreal Holding Enterprise Inc. which is incorporated in Alberta and BMO Holding Finance, LLC, BMO (US) Funding, LLC, BMO (US) Lending, LLC, Harris Financial Corp., BMO Financial, Inc., BMO Global Capital Solutions, Inc., BMO Nesbitt Burns Equity Group (U.S.), Inc., EFS (U.S.), Inc., Harris Bancorp Insurance Services, Inc., Harris Bankcorp, Inc., Harris Investment Management, Inc., Harris Nesbitt Corp., Harris Nesbitt Financing, Inc. and Harris RIA Holdings, Inc. which are incorporated in Delaware.
GENERAL DEVELOPMENT OF THE BUSINESS
Recent History
BMO has focused on repositioning for improved business growth and performance. Our strategy has been to exit less profitable or low-potential businesses and branches and re-deploy the capital and other resources to higher-potential businesses, thereby shifting the business mix toward high-return businesses.
Since 1999, BMO has divested its Mexican investment in Bancomer, exited the low-potential global custody business, the corporate trust business and Partners First, a credit card business, and sold or closed slower-growth branches in Canada. The risk-weighted assets of the Investment Banking Group have been dramatically reduced over the last number of years, in part due to reductions related to exiting certain non-core relationships.
In 2001, the U.S. retail branch network was strengthened by the purchase of First National Bank of Joliet, adding 18 locations and more than US$1 billion in assets. The Private Client Group acquired the Guardian Group of Funds Ltd., a strategic acquisition that strengthened the group’s position in the mutual fund industry.
In 2002, BMO’s Private Client Group completed three acquisitions in the United States. CSFBdirect and the online accounts of Morgan Stanley Individual Investor Group were acquired and then subsequently combined and operated as Harrisdirect. Northwestern Trust & Investors Advisory Company was also acquired, forming part of the group’s U.S. private banking operation.
In 2003, Private Client Group acquired certain assets of myCFO, Inc., a California-based provider of customized investment and advisory services, and Sullivan, Bruyette, Speros and Blayney, a Virginia-based financial planning firm. Investment Banking Group acquired Gerard Klauer Mattison (“GKM”), adding a U.S. equity sales and trading platform to complement our existing U.S.-based investment and corporate banking offering.
In 2004, we added ten full-service locations to our U.S. community bank branch network with the purchases of Lakeland Community Bank and New Lenox State Bank in Illinois.
In 2005, we continued to strengthen our U.S. personal and commercial banking operations, adding 19 more branches and expanding our personal and business banking beyond the Illinois market for the first time, with the acquisition of Mercantile Bancorp, Inc. in Indiana in the first quarter of 2005. Our U.S. community bank branch network has grown from 146 branches in 2001 to 195 at the end of fiscal 2005. We also completed the purchase of Villa Park Trust and Savings Bank and its two locations on December 1, 2005.
In the fourth quarter of 2005, the Private Client Group sold its interest in Harrisdirect. The decision to sell Harrisdirect followed an assessment of Harrisdirect’s ability to compete in a changing landscape. Given the additional amount of capital that would have been required to grow the business and remain competitive in the then-current environment of consolidation, we concluded that Harrisdirect would be more valuable to another participant in the online brokerage industry.
BMO has had common share buyback programs in place in each of the last three years. Our most recent program is scheduled to expire in September 2006.
For additional information regarding the general development of BMO’s business and our strategies for the upcoming year, see pages 28 and 43 to 57 of the 2005 Annual Report of Bank of Montreal, which pages are incorporated herein by reference.
DESCRIPTION OF THE BUSINESS
Business
BMO offers a broad range of credit and non-credit products and services directly and through Canadian and non-Canadian subsidiaries, offices and branches. As at October 31, 2005, BMO had 33,785 full-time equivalent employees, maintained 968 bank branches including instores in Canada and operated internationally in major financial markets and trading areas in eight other countries, including the United States. Harris (Harris Bankcorp, Inc.), wholly-owned by Bank of Montreal, operates a community banking business in the United States, based in Chicago, providing personal and business banking and private client and personal trust services, as well as corporate and investment banking through Harris Nesbitt. BMO also provides a full range of investment dealer services through the BMO Nesbitt Burns group of companies, which include BMO Nesbitt Burns Inc., a major fully-integrated Canadian investment dealer in which Bank of Montreal owns 100 percent of the voting shares, and Harris Nesbitt Corp., Bank of Montreal’s wholly-owned registered securities dealer in the United States.
BMO is comprised of three operating groups: Personal and Commercial Client Group provides financial services to personal and commercial customers in Canada and the United States through its branches as well as directly through bmo.com, harrisbank.com and a network of automated banking machines (ABM); Private Client Group provides wealth management services to individuals through BMO Bank of Montreal, BMO Nesbitt Burns, BMO InvestorLine®, and BMO Harris Private Banking in Canada, and through Harris Private Bank and Harris in the United States; Investment Banking Group is responsible for relationship management for large corporate, institutional and government customers, the delivery of treasury products and corporate and investment banking in Canada and the United States. Corporate Support, including Technology and Solutions provides risk management, information technology and other corporate services to the three operating groups.
For additional information regarding BMO’s businesses, see pages 43 to 57, 74 and 76 of the 2005 Annual Report of Bank of Montreal, which pages are incorporated herein by reference.
Supervision and Regulation in Canada
Bank of Montreal’s activities in Canada are governed by the Bank Act, which is one of four main federal statutes governing the financial services industry in Canada. The other three statutes cover trust and loan companies, insurance companies and cooperative credit associations.
In accordance with the Bank Act, the organization may engage in and carry on the business of banking and such business generally as pertains to the business of banking. The Bank Act grants Canadian chartered banks broad powers of investment in the securities of other corporations and entities, but imposes limits upon substantial investments. Under the Bank Act, generally a bank has a substantial investment in a body corporate when (1) the voting shares beneficially owned by the bank and by entities controlled by the bank exceed 10% of the outstanding voting shares of the body corporate or (2) the total of the shares of the body corporate that are beneficially owned by the bank and entities controlled by the bank represent more than 25% of the total shareholders’ equity of the body corporate. A Canadian chartered bank is permitted to have a substantial investment in entities whose activities are consistent with those of certain prescribed permitted substantial investments. In general, a bank will be permitted to invest in an entity that carries on any financial service activity whether that entity is regulated or not. Further, a bank may invest in entities that carry on commercial activities that are related to the promotion, sale, delivery or distribution of a financial product or service, or that relate to certain information services. A bank may also invest in entities that invest in real property, act as mutual funds or mutual fund distributors or that service financial institutions and a bank may have downstream holding companies to hold these investments. In certain cases, the approval of the Minister of Finance or the Superintendent of Financial Institutions (Canada) (the “Superintendent”) is required prior to making the investment and/or the bank is required to control the entity. Other than for authorized types of insurance, chartered banks may offer insurance products only through their subsidiaries and not through their branch systems. Banks may offer insurance products through their credit card systems but are prohibited from target-marketing these products to selected cardholders. Automobile leasing continues to be prohibited to all federally incorporated financial institutions.
Without Minister of Finance approval, no person or group of associated persons may own more than 10% of any class of shares of the Bank. With Minister of Finance approval, a person or group of associated persons may own up to 20% of any class of voting shares and up to 30% of any class of non voting shares of the Bank. Ownership of the Bank’s shares by Canadian or foreign governments is prohibited under the Bank Act.

The Superintendent is responsible to the Minister of Finance for the administration of the Bank Act. The Superintendent provides guidelines for disclosure of a bank’s financial information. The Superintendent is also required to make an annual examination of each bank to ensure compliance with the Bank Act and to ensure that each bank is in sound financial condition. The report of the Superintendent’s examination is submitted to the Minister of Finance. In addition to the Bank Act, outside Canada each of Bank of Montreal’s branches, agencies and subsidiaries is also subject to the regulatory requirements of the country in which it conducts its business.
Supervision and Regulation in United States
The activities of Bank of Montreal and its subsidiaries in the United States are subject to federal and state supervision, regulation and examination by bank regulatory and other governmental agencies. As a foreign bank, Bank of Montreal is subject to the International Banking Act of 1978 and Regulation K. The Board of Governors of the Federal Reserve System (the “Board”) and state banking regulators oversee the operation of our branches and offices in the United States.
Being “well capitalized” and “well managed” under applicable Board standards, Bank of Montreal and its bank holding companies in the United States were designated as financial holding companies on April 10, 2000. This status allows a broader range of financial, non-banking and merchant banking activities to be undertaken. Bank of Montreal and its subsidiaries own 5 insured depository institutions in the United States that are engaged in cash management, commercial and retail banking and are subject to various laws and regulation and examination by various state and federal regulators. Board approval is generally required for acquiring voting shares (in excess of 5%), control or all or substantially all of the assets of a bank holding company, bank or savings association.
Bank of Montreal is engaged in a number of financial activities and businesses in the United States, many of which are subject to regulation by the Board and other applicable federal and state agencies. The Securities and Exchange Commission and state securities regulators regulate broker-dealer subsidiaries. Insurance agency businesses are regulated by state insurance regulators. Provisions of the Federal Reserve Act place certain limitations and restrictions on the transactions between Bank of Montreal-owned insured depository institutions and Bank of Montreal and its affiliates.
Competition
Canada’s financial services industry is highly competitive, consisting of approximately 2,000 companies including full service banks, internet banks, trust companies, credit unions, direct and full-service brokerages, investment dealers, life and property and casualty insurance companies, mutual fund dealers, and large mono-line financial institutions among others. Bank of Montreal competes with most of these companies in some form in our different businesses. However, our range of services is comparable to those of the other five major Canadian banks and they are our direct competitors in almost all our businesses and markets in Canada. Bank of Montreal was the fourth largest chartered bank in Canada in terms of total assets, revenue and market capitalization as of October 31, 2005. It ranks among the largest banks in Canada and the United States, ranking ninth by total assets and eleventh by market capitalization.
The five major Canadian banks play a prominent role in the banking system, and each maintains an extensive branch network, augmented with ABM, telephone and internet banking facilities. Although products and services offered by the major banks are reasonably similar, competition occurs not only in the suite of products and services offered and the different pricing and service models adopted, but in the use of leading edge technology to gain strategic advantage, as well as the partnerships and alliances entered into by the various institutions to better serve their customers. Increased competition is also evident in the drive for scale and other operating efficiencies, and the greater willingness by all participants to divest low-return businesses. The industry is considered mature but still growing, supported by immigration and growth in the economy. In recent years competition has escalated because of the rise of mono-line competitors, and internet and other niche banks. In addition, Canada’s banks have become increasingly focused on their retail and commercial banking businesses.
Bank of Montreal’s personal and commercial banking business is among the top five in Canada in all core product areas. We have an approximate 13% share of the personal banking market and, working with BMO’s other client operating groups, serve the financial needs of more than seven and a half million Canadians. BMO has been particularly successful in small business lending, having a number two market share of about 19%.
Wealth management in North America is a profitable, high growth industry that provides favourable growth opportunities. Our Canadian businesses have strong brand recognition and market position in private banking, full service brokerage and direct brokerage operations. Our Canadian term investment products and mutual funds are sold successfully through our extensive national branch network. We estimate that we have slightly less than a 10% share of the overall Canadian wealth management market. In the United States, our wealth management operations primarily compete in the private banking sector where we have a strong presence in the Chicagoland market and footholds in other high-wealth centres.
Our Investment Banking Group is among the leaders in Canada, enjoying top-tier market share in a number of the most important product areas, including equity and debt underwriting (having participated in 65% of North American equity and debt underwriting undertaken for Canadian issuers in fiscal 2005), mergers and acquisitions (with the 6th highest market share in 2005), securitization (ranked first in Asset-backed Commercial Paper Conduit Outstandings as of September 30, 2005), and equity research and trading (ranked fourth in equity value block trading by value).
The competitive landscape in the United States is significantly more complex, given the overall size and activity level of the market and the presence of regional rather than national competitor groupings for many businesses such as personal and commercial banking and other financial service providers. In the Chicago region, where BMO’s retail banking operations are concentrated, the market is highly fragmented, with more than 250 banks and the three largest, including ours, Harris, together having 25% to 30% of the personal and commercial deposits market, since 1997. Harris is the second largest, having approximately 8.5% of the personal and commercial deposits market. The Chicago financial services market is one of the most competitive in the United States and competition has intensified in recent years as new competitors have aggressively targeted the area.
Driven by the ongoing integration of the Canadian and American economies, consolidation has been underway in the financial services industry in Canada and the United States in recent years. This has affected trust companies, mutual fund managers, life insurers and most recently, credit unions. Canada’s major banks have been prohibited from merging by virtue of government policy. It is uncertain whether this will change in the near future but further consolidation and increased competition in the financial services industry overall is likely. It is anticipated that this consolidation could significantly re-configure the North American financial services landscape in the future by widening the distinctions between various tiers of players.
DESCRIPTION OF CAPITAL STRUCTURE
The following summarizes certain provisions of the Bank’s common shares and preferred shares. This summary is qualified in its entirety by the actual terms and conditions of such shares. For a more detail on the Bank’s capital structure, see pages 59, 60, 118 and 119 of the 2005 Annual Report of Bank of Montreal which pages are incorporated herein by reference.
Description of Common Shares
The authorized common share capital of the Bank consists of an unlimited number of common shares without nominal or par value. The holders of common shares are entitled to vote at all meetings of the shareholders of the Bank except meetings at which only holders of a specified class or series of shares are entitled to vote. The holders of common shares are entitled to receive dividends as and when declared by the Board of Directors, subject to the preference of the holders of the preferred shares of the Bank. After payment to the holders of preferred shares of the Bank of the amount or amounts to which they may be entitled, and after payment of all outstanding debts, the holders of common shares are entitled to receive the remaining property of the Bank upon the liquidation, dissolution or winding-up thereof.
Description of Preferred Shares
The Bank is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without par value, in series, for unlimited consideration. Class B Preferred shares may be issued in a foreign currency. The following describes certain general terms and provisions of the preferred shares.
Certain Provisions of the Class A Preferred Shares as a Class
Issuable in Series
The Class A Preferred Shares may be issued, from time to time, in one or more series with such rights, privileges, restrictions and conditions as the Board of Directors may determine by resolution. Currently, there are no outstanding Class A Preferred Shares.
The Class A Preferred Shares of each series rank on a parity with the Class A Preferred Shares of every other series and with every series of Class B Preferred Shares and are entitled to preference over the common shares and over any other shares ranking junior to the Class A Preferred Shares and the Class B Preferred Shares with respect to the payment of dividends and in the distribution of property in the event of the liquidation, dissolution or winding-up of the Bank.
Creation and Issue of Shares
Pursuant to the Bank Act, the Bank may not, without the approval of the holders of the Class A Preferred Shares, create any other class of shares ranking equal with or superior to the Class A Preferred Shares. In addition, the Bank may not, without the prior approval of the holders of the Class A Preferred Shares as a class given as specified below under “Shareholder Approvals” (in addition to such approvals as may be required by the Bank Act or any other legal requirement), (i) create or issue any shares ranking in priority to the Class A Preferred Shares; or (ii) create or issue any additional series of Class A Preferred Shares or any shares ranking pari passu with the Class A Preferred Shares unless at the date of such creation or issuance all cumulative dividends up to and including the dividend payment for the last completed period for which such cumulative dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative Class A Preferred Shares then issued and outstanding and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment in respect of each series of non-cumulative Class A Preferred Shares then issued and outstanding.

Voting Rights
The holders of the Class A Preferred Shares are not entitled to any voting rights as a class except as provided below or by law or with respect to the right to vote on certain matters as specified below under “Shareholder Approvals”.
Shareholder Approvals
Any approval to be given by the holders of the Class A Preferred Shares may be given by a resolution carried by the affirmative vote of not less than 66 2/3% of the votes cast at a meeting of holders of Class A Preferred Shares at which a majority of the outstanding Class A Preferred Shares is represented or, if no quorum is present at such meeting, at any adjourned meeting at which no quorum requirements would apply.
Certain Provisions of the Class B Preferred Shares as a Class
Issuable in Series
The Class B Preferred Shares may be issued, from time to time, in one or more series with such rights, privileges, restrictions and conditions as the Board of Directors may determine by resolution.
The Class B Preferred Shares of each series rank on a parity with the Class B Preferred Shares of every other series and with every series of Class A Preferred Shares and are entitled to preference over the common shares and over any other shares ranking junior to the Class A Preferred Shares and the Class B Preferred Shares with respect to the payment of dividends and in the distribution of property in the event of the liquidation, dissolution or winding-up of the Bank.
Creation and Issue of Shares
Pursuant to the Bank Act, the Bank may not, without the approval of the holders of the Class B Preferred Shares, create any other class of shares ranking equal with or superior to the Class B Preferred Shares. In addition, the Bank may not, without the prior approval of the holders of the Class B Preferred Shares as a class given as specified below under “Shareholder Approvals” (in addition to such approvals as may be required by the Bank Act or any other legal requirement), (i) create or issue any shares ranking in priority to the Class B Preferred Shares; or (ii) create or issue any additional series of Class B Preferred Shares or any shares ranking pari passu with the Class B Preferred Shares unless at the date of such creation or issuance all cumulative dividends up to and including the dividend payment for the last completed period for which such cumulative dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative Class B Preferred Shares then issued and outstanding and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment in respect of each series of non-cumulative Class B Preferred Shares then issued and outstanding. Currently, there are no outstanding Class B Preferred Shares which carry the right to cumulative dividends.
Voting Rights
The holders of the Class B Preferred Shares are not entitled to any voting rights as a class except as provided below or by law or with respect to the right to vote on certain matters as specified below under “Shareholder Approvals”.
Shareholder Approvals
Any approval to be given by the holders of the Class B Preferred Shares may be given by a resolution carried by the affirmative vote of not less than 66 2/3% of the votes cast at a meeting of holders of Class B Preferred Shares at which a majority of the outstanding Class B Preferred Shares is represented or, if no quorum is present at such meeting, at any adjourned meeting at which no quorum requirements would apply.
Restraints on Bank Shares under the Bank Act
The Bank Act contains restrictions on the issue, transfer, acquisition and beneficial ownership of all shares of a chartered bank. The following is a summary of such restrictions. No person shall be a major shareholder of a bank if such bank has equity of $5 billion or more (which would include the Bank). A person is a major shareholder of a bank where (i) the aggregate of shares of any class of voting shares owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 20% of that class of voting shares; or (ii) the aggregate of shares of any class of non-voting shares beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 30% of that class of non-voting shares. No person shall have a significant interest in any class of shares of a bank, including the Bank, unless the person first receives the approval of the Minister of Finance (Canada). For purposes of the Bank Act, a person has a significant interest in a class of shares of a bank where the aggregate of any shares of the class beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all of the outstanding shares of that class of shares of such bank.
In addition, the Bank Act prohibits banks, including the Bank, from transferring or issuing shares of any class to Her Majesty in right of Canada or of a province, an agent of Her Majesty, a foreign government or an agent of a foreign government.
Ratings

The following table sets out ratings the Bank has received in respect of its outstanding securities from the rating agencies.

Overall	DBRS	S&P	Moody’s	Fitch
Short-term instruments	R-1 (mid)	A-1+	P-1	F1+
Deposits & senior debt	AA (low)	AA-	Aa3	AA-
Subordinated debt	A (high)	A+	A1	A+
Preferred shares	Pfd-1 (low)	A/P-1 (low)	N/A	N/A
Financial strength	N/A	N/A	B	N/A
Trend/Outlook	Stable	Stable	Stable	Stable
Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation. A description of the rating categories of each of the rating agencies in the table above is set out below.
Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. There can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.
(a) Dominion Bond Rating Service (DBRS)
DBRS has different rating scales for short-term debt, long-term debt and preferred shares. The R-1 (mid) rating assigned to the Bank’s short-term instruments is the highest of four rating categories and indicates superior credit quality. Entities with such ratings typically exemplify above average strength in key areas of consideration for the timely repayment of short-term liabilities. Each rating category is denoted by the subcategories “high”, “middle” and “low”.
The AA (low) and A (high) ratings assigned to the Bank’s senior and subordinated debt are the second and third highest of the ten rating categories for long-term debt. Under the DBRS system, debt securities rated AA are of superior credit quality and protection of interest and principal is considered high. Debt securities rated A are of satisfactory credit quality and protection of interest and principal is considered substantial. A reference to “high” or “low” reflects the relative strength within the rating category.
The Pfd-1 (low) rating assigned to the Bank’s preferred shares is the highest of six rating categories for preferred shares. It indicates that the preferred shares are of superior credit quality and have been issued by an entity with strong earnings and balance sheet characteristics. A reference to “high” or “low” again reflects the relative strength within the rating category.
The “Stable” rating trend means that the rating is not likely to change.
(b) Standard & Poor’s (S&P)
S&P also has different rating scales for short-term debt, long-term debt and preferred shares. The A-1+ rating assigned to the Bank’s short-term instruments is the highest of six rating categories and indicates S&P’s view that the Bank’s capacity to meet its financial commitment on short-term instruments is extremely strong.
The AA- ratings assigned to the Bank’s deposits and senior debt and the A+ rating assigned to its subordinated debt issues are the second and third highest of ten rating categories for long-term debt. An AA rating indicates that the obligor’s capacity to meet its financial commitment is very strong. An A rating indicates that the obligor’s capacity to meet its financial commitment is strong, but that the obligation is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. S&P uses “+” or “–” designations to indicate the relative standing of securities within a particular rating category.
The Bank’s preferred shares have been assigned A ratings using S&P’s global scale for preferred shares and have also been assigned P-1 (low) ratings using S&P’s Canadian scale for preferred shares. The A rating category is the highest of the nine categories used by S&P on its global preferred share scale. The P-1 rating category is the highest of the eight categories used by S&P on its Canadian preferred share scale. A reference to “high”, “medium” or “low” reflects the relative strength within the rating category.
The “Stable” rating outlook means that the rating is not likely to change over the intermediate to longer term.

(c) Moody’s Investor Services (Moody’s)
Moody’s also has different rating scales for short-term debt, long-term debt and preferred shares. The P-1 rating assigned to the Bank’s short-term instruments is the highest of four rating categories and indicates a superior ability to repay short-term obligations.
The Aa3 and A1 ratings assigned to the Bank’s deposits and senior debt and to its subordinated debt are the second and third highest of the nine rating categories for long-term debt. Obligations rated Aa are judged to be of high quality and are subject to very low credit risk; obligations rated A are considered upper-medium grade and are subject to low credit risk. Moody’s appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicates where the obligation ranks in its ranking category, with 1 being the highest.
Moody’s also rates the financial strength of banks. Moody’s has assigned the Bank a financial strength rating of B, which indicates strong intrinsic financial strength.
The “Stable” rating outlook means that the rating is not likely to change over the medium term.
(d) Fitch
Fitch also has different rating scales for short-term debt and deposits, senior debt and subordinated debt. The F-1+ rating assigned to the Bank’s short-term instruments is the highest of six rating categories and indicates the strongest capacity for the timely payment of financial commitments. The added “+” denotes an exceptionally strong credit feature.
The AA- and A+ ratings assigned to the Bank’s deposits and senior debt and to its subordinated debt are the second and third highest of 12 rating categories for long-term debt. An AA rating denotes a very low expectation of credit risk and a very strong capacity for the timely payment of financial commitments. An A rating denotes a low expectation of credit risk and a strong capacity for the timely payment of financial commitments. Fitch uses the “+” and “-” suffixes to denote relative status within a rating category.
The “Stable” rating outlook means that the rating is not likely to change during a one to two-year period.
MARKET FOR SECURITIES
Trading Price and Volume
The outstanding common shares of Bank of Montreal are listed on the Toronto Stock Exchange (TSX) under the trading symbol “BMO” and on the New York Stock Exchange (NYSE) under the symbol “BMO”. The outstanding preferred shares of Bank of Montreal are also listed on the TSX with the following trading symbols: Class B Preferred Shares Series 4, “BMO.PR.G”; Class B Preferred Shares Series 5, “BMO.PR.H”; Class B Preferred Shares Series 6, “BMO.PR.I”; and, Class B Preferred Shares Series 10, “BMO.PR.V”. The following tables set forth the reported high and low closing prices and trading volumes of the common and preferred shares of Bank of Montreal on the TSX for the periods indicated.
Common Shares (BMO)

Month	High ($)	Low ($)	Volume Traded
2005/10	58.32	56.00	24,138,979
2005/09	59.75	56.95	26,982,222
2005/08	62.44	57.15	29,668,839
2005/07	62.17	56.55	26,985,749
2005/06	58.02	55.21	27,369,613
2005/05	57.13	55.04	24,841,994
2005/04	57.13	55.66	22,825,448
2005/03	56.40	53.05	34,405,788
2005/02	56.96	53.26	27,254,660
2005/01	58.09	54.75	27,436,080
2004/12	57.92	54.85	22,622,758
2004/11	58.89	54.38	30,203,471

Class B Preferred Shares Series 4 (BMO.PR.G)

Month	High ($)	Low ($)	Volume Traded
2005/10	26.29	25.80	47,027
2005/09	26.28	25.85	50,168
2005/08	26.10	25.40	2,193,126
2005/07	26.07	25.80	35,073
2005/06	26.40	25.80	68,781
2005/05	26.36	25.75	2,234,048
2005/04	26.20	25.70	30,756
2005/03	26.17	25.70	69,760
2005/02	26.10	25.62	2,221,078
2005/01	26.45	25.75	33,967
2004/12	26.72	26.35	22,119
2004/11	26.65	26.18	2,218,320
Class B Preferred Shares Series 5 (BMO.PR.H)

Month	High ($)	Low ($)	Volume Traded
2005/10	27.40	26.56	48,325
2005/09	26.99	26.35	85,629
2005/08	26.70	25.85	67,239
2005/07	26.95	26.56	89,213
2005/06	26.85	25.95	97,138
2005/05	26.22	25.85	82,868
2005/04	26.45	26.00	83,119
2005/03	26.70	25.80	69,487
2005/02	27.50	26.45	149,153
2005/01	27.70	27.27	87,051
2004/12	27.50	26.85	94,569
2004/11	27.08	26.45	86,828
Class B Preferred Shares Series 6 (BMO.PR.I)

Month	High ($)	Low ($)	Volume Traded
2005/10	25.97	25.65	173,574
2005/09	26.01	25.71	131,248
2005/08	26.20	25.60	3,022,410
2005/07	26.20	26.00	24,580
2005/06	26.30	26.00	168,686
2005/05	26.29	25.80	3,111,378
2005/04	26.10	25.70	48,220
2005/03	26.14	25.50	57,174
2005/02	26.49	25.85	1,540,805
2005/01	26.75	26.00	1,559,672
2004/12	26.25	26.00	24,864
2004/11	26.65	26.00	1,589,971

Class B Preferred Shares Series 10 (BMO.PR.V)

Month	High (US$)	Low (US$)	Volume Traded
2005/10	28.60	27.80	186,480
2005/09	27.95	27.45	218,995
2005/08	27.75	26.75	188,186
2005/07	27.60	27.10	86,247
2005/06	27.50	26.55	584,501
2005/05	27.20	26.25	223,524
2005/04	27.25	26.35	2,492,754
2005/03	27.54	26.76	172,313
2005/02	28.06	27.25	173,927
2005/01	28.25	26.55	1,480,593
2004/12	27.11	26.50	490,983
2004/11	27.55	26.82	390,891
Prior Sales
The following chart sets out all issuances of subordinated debentures of the Bank during the 12 months ending October 31, 2005:

	Issue Price per $1,000 Principal	Aggregate Issue Price
Date Issued	Amount of Debentures	(thousands)
January 21, 2005	$999.78	$499,890
April 22, 2005	$999.84	$499,920
ESCROWED SECURITIES
To the knowledge of the Bank, the only securities of the Bank held in escrow are set out in the following table.

Escrowed Securities	Number of Securities
Designation of Class	held in Escrow		Percentage of Class
Common Shares	99,494	[1]	<1%
1 In connection with the Investment Banking Group’s acquisition of GKM in July 2003, 300,648 common shares were placed in escrow with Computershare Trust Company, Inc., as escrow agent, to be paid to former shareholders of GKM. Under the terms of the escrow agreement, one third of the shares are released on each anniversary of the closing date of the acquisition, subject to reserves for possible indemnity claims under the merger agreement. Shares held for certain key employees of the Bank who were former employees of GKM are forfeited upon such employees’ termination of employment, subject to earlier vesting in accordance with the employees’ employment arrangements.
DIRECTORS AND EXECUTIVE OFFICERS
Board of Directors
The following are the directors of the Bank as at December 19, 2005.

Director Name and Principal Occupation	Municipality of Residence	Director Since
Robert M. Astley	Waterloo, Ontario	October 26, 2004
Corporate Director and former President	Canada
and Chief Executive Officer
Clarica Life Insurance Company and former
President, Sun Life Financial Canada

Stephen E. Bachand	Ponte Vedra Beach, Florida	July 1, 1999
Corporate Director and retired President	U.S.A.
and Chief Executive Officer
Canadian Tire Corporation, Limited

David R. Beatty, O.B.E.	Toronto, Ontario	January 20, 1992
Chairman and Chief Executive Officer	Canada
Beatinvest Limited

Director Name and Principal Occupation	Municipality of Residence	Director Since
Robert Chevrier, F.C.A.	Montreal, Quebec	February 29, 2000
President	Canada
Société de gestion Roche Inc.

F. Anthony Comper	Toronto, Ontario	January 15, 1990
President and Chief Executive Officer	Canada
BMO Financial Group

Ronald H. Farmer	Markham, Ontario	November 25, 2003
Managing Director	Canada
Mosaic Capital Partners
Toronto

David A. Galloway	Toronto, Ontario	February 24, 1998
Chairman of the Board	Canada
Bank of Montreal

Harold N. Kvisle	Calgary, Alberta	February 22, 2005
President and Chief Executive Officer	Canada
TransCanada Corporation

Eva Lee Kwok	Vancouver, British Columbia	September 14, 1999
Chair and Chief Executive Officer	Canada
Amara International Investment Corp.

Bruce H. Mitchell	Toronto, Ontario	August 17, 1999
Chairman and Chief Executive Officer	Canada
Permian Industries Limited

Philip S. Orsino, O.C., F.C.A.	Toronto, Ontario	July 1, 1999
Corporate Director	Canada

J. Robert S. Prichard, O.C., O. Ont.	Toronto, Ontario	July 18, 2000
President and Chief Executive Officer	Canada
Torstar Corporation

Jeremy H. Reitman	Montreal, Quebec	January 19, 1987
President and Chief Executive Officer	Canada
Reitmans (Canada) Limited

Guylaine Saucier, C.M., F.C.A.	Montreal, Quebec	May 1, 1992
Corporate Director	Canada

Nancy C. Southern	Calgary, Alberta	September 1, 1996
President and Chief Executive Officer	Canada
ATCO Ltd. and Canadian Utilities Limited
Directors of the Bank are elected annually and hold office until the next Annual Meeting of Shareholders.
Since November 1, 2000, the directors have held the principal occupations described above, or other positions with the same, predecessor or associated firms with the exception of: Mr. Astley, who prior to September 2004 was President, Sun Life Financial Canada and prior to May 2002 was President and Chief Executive Officer, Clarica Life Insurance Company; Mr. Chevrier, who prior to April 2001 was Chairman and Chief Executive Officer, Rexel Canada Inc.; Mr. Comper, who prior to May 2004 was Chairman and Chief Executive Officer, Bank of Montreal (Mr. Galloway was appointed non-executive Chairman of the Board of Bank of Montreal in May 2004); Mr. Farmer, who prior to December 2002 was Senior Director, McKinsey & Company; Mr. Galloway, who prior to May 2004 was Corporate Director and prior to May 2002 was President and Chief Executive Officer, Torstar Corporation; Mr. Orsino, who prior to November 2005 was President and Chief Executive Officer, Masonite International Corporation; Mr. Prichard, who prior to May 2002 was President, Torstar Media Group and Chief Operating Officer, Torstar Corporation and who prior to July 2001 was President, University of Toronto; Mme Saucier, who prior to December 2000, was Chairman, Board of Directors, Canadian Broadcasting Corporation; and, Ms. Southern, who prior to January 2003 was Co-Chairman and Co-Chief Executive Officer, ATCO Ltd. and Canadian Utilities Limited.
Board Committee Members
There are five committees of the Board of Directors made up of the following members.

Audit Committee: Jeremy Reitman (Chair), Robert Chevrier, Ronald Farmer, Eva Lee Kwok, Philip Orsino, Guylaine Saucier, David Galloway (ex officio)
Conduct Review Committee: Robert Chevrier (Chair), Ronald Farmer, Eva Lee Kwok, Philip Orsino, Jeremy Reitman, Guylaine Saucier, David Galloway (ex officio)
Governance and Nominating: Bruce Mitchell (Chair), Stephen Bachand, David Beatty, David Galloway, Jeremy Reitman
Human Resources and Management Compensation: Stephen Bachand (Chair), Robert Astley, Ronald Farmer, David Galloway, Harold Kvisle, Robert Prichard
Risk Review Committee: David Beatty (Chair), Robert Astley, David Galloway, Bruce Mitchell, Nancy Southern, Jeremy Reitman (ex officio)
Executive Officers
At December 19, 2005, the following were executive officers of Bank of Montreal:

Municipality of
Executive Officer Name	Principal Occupation	Residence
F. Anthony Comper	President and Chief Executive Officer	Toronto, Ontario
	BMO Financial Group	Canada

Yvan J.P. Bourdeau	President and Chief Operating	Toronto, Ontario
	Officer, BMO Nesbitt Burns	Canada

Lloyd F. Darlington	President and Chief Executive	Toronto, Ontario
	Officer, Technology and Solutions,	Canada
BMO Financial Group

William A. Downe	Deputy Chair, BMO Financial Group	Winnetka, Illinois
	and Chief Executive Officer, BMO	U.S.A.
Nesbitt Burns and Head Investment
Banking Group

Karen E. Maidment	Senior Executive Vice-President and	Cambridge, Ontario
	Chief Financial Officer, BMO	Canada
Financial Group

Gilles G. Ouellette	President and Chief Executive	Toronto, Ontario
	Officer, Private Client Group, BMO	Canada
Financial Group

Rose M. Patten	Senior Executive Vice-President,	Toronto, Ontario
	Human Resources and Office of	Canada
Strategic Management, BMO Financial
Group

Robert W. Pearce	President and Chief Executive	Oakville, Ontario
	Officer, Personal and Commercial	Canada
Client Group, BMO Financial Group

Franklin J. Techar	President and Chief Executive	Kenilworth, Illinois
	Officer, Harris Bankcorp, Inc.	U.S.A.
All of the above named executive officers have held their present positions or other senior positions with Bank of Montreal or its subsidiaries during the past five years.
Shareholdings of Directors and Executive Officers
To the knowledge of the Bank, the directors and executive officers of Bank of Montreal, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 494,747 of Bank of Montreal’s common shares representing 0.1% of Bank of Montreal’s issued and outstanding common shares.
Additional Disclosure for Directors and Executive Officers
To the knowledge of the Bank, no director or executive officer of the Bank is or has been, in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following:
(i)	Mr. Bachand, a director of the Bank, was a director of Krystal Bond Inc. when it became subject to a cease trade order for failure to file financial statements on April 12, 2002. It has since ceased to operate as a going concern;

(ii)	Mr. Beatty, a director of the Bank, was a director of Thistle Mining Inc., when it announced on December 21, 2004 that it intended to undertake a restructuring under the Companies’ Creditors Arrangement Act (CCAA). While Thistle completed the restructuring on June 30, 2005, its common shares were suspended from trading on AIM from June 30, 2005 to July 13, 2005 and its common shares have been suspended from trading since December 31, 2004 on the Toronto Stock Exchange due to the restructuring. Mr. Beatty is no longer a director of Thistle Mining Inc.;

(iii)	Mr. Downe, Deputy Chair, BMO Financial Group and Chief Executive Officer, BMO Nesbitt Burns and Head Investment Banking Group, became a director of Goodwill Industries in 1996 to assist in its reorganization under Chapter 11 of the U.S. Bankruptcy Code, which was completed in June 1997. Mr. Downe is no longer a director of Goodwill Industries;

(iv)	Mr. Galloway, the Chairman and a director of the Bank, was a director of ITI Education Corporation (due to Torstar’s 40% ownership) when it voluntarily agreed to the appointment of a receiver in August 2001;

(v)	Mrs. Kwok, a director of the Bank, was a director of Air Canada when it filed for protection under the CCAA in April 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004. Mrs. Kwok is no longer a director of Air Canada;

(vi)	Mme Saucier, a director of the Bank, was a director of Nortel Networks Corporation and was subject to a cease trade order issued on May 17, 2004 as a result of Nortel’s failure to file financial statements. The cease trade order was revoked on June 21, 2005. Mme Saucier is no longer a director of Nortel Networks Corporation.
LEGAL PROCEEDINGS
A description of certain legal proceedings to which the Bank is a party appears under the heading “Legal Proceedings” in Note 27 to the consolidated financial statements on page 128 of the 2005 Annual Report of the Bank of Montreal.
TRANSFER AGENT AND REGISTRAR
The registrar and transfer agent for the Bank’s common and preferred shares is Computershare Trust Company of Canada with transfer facilities in the cities of Halifax, Montreal, Toronto, Winnipeg, Calgary and Vancouver. In addition, Computershare Investor Services PLC and Computershare Trust Company of New York serve as transfer agents and registrars for common shares in London, England and New York, respectively.
MATERIAL CONTRACTS
The following are the only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by the Bank or any of its subsidiaries or their predecessors within the most recently completed financial year, or were entered into before the most recently completed financial year and are still in effect, or which are proposed to be entered into:
1.	Purchase and Sale Agreement dated as of August 7, 2005, among Harris Financial Corp., Harrisdirect LLC and E*TRADE Financial Corporation pursuant to which BMO sold its interest in its U.S. direct-investing operation, Harrisdirect to E*TRADE Financial Corp. for aggregate cash proceeds of approximately $910 million ; and

2.	First Amendment to Purchase and Sale Agreement dated as of October 6, 2005, among Harris Financial Corp., Harrisdirect LLC, and E*TRADE Financial Corporation which amended certain provisions the Purchase and Sale Agreement dated as of August 7, 2005.

INTERESTS OF EXPERTS
Since the beginning of fiscal 2004, the Bank’s auditors have been KPMG LLP, Suite 3300, Box 31, Commerce Court West, Toronto, Ontario, M5L 1B2. For the year ended October 31, 2003, KPMG LLP and PricewaterhouseCoopers LLP served jointly as the Bank’s auditors. The Bank’s consolidated financial statements as at and for the two years ended October 31, 2005 have been filed under National Instrument 51-102 in reliance on the report of KPMG LLP, independent chartered accountants, given on their authority as experts in auditing and accounting. In addition, KPMG LLP audited the adjustments to the Bank’s October 31, 2003 consolidated financial statements that are described in Note 20 to the Bank’s October 31, 2005 consolidated financial statements
AUDIT COMMITTEE INFORMATION
Composition of the Audit Committee
The Audit Committee of the Bank is composed of the following six members: Jeremy Reitman (Chair), Robert Chevrier, Ronald Farmer, Eva Lee Kwok, Philip Orsino and Guylaine Saucier. The responsibilities and duties of the Committee are set out in the Committee’s charter, the text of which is set forth in Appendix I to this Annual Information Form.
The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the Board to be “independent” and “financially literate” as such terms are defined under Canadian and United States securities laws and the NYSE corporate governance listing standards. In addition, the Board has determined that each of Messrs. Chevrier and Orsino and Mme Saucier is an “Audit Committee Financial Expert” as such term is defined under United States securities laws. The Board has made these determinations based on the education and breadth and depth of experience of each member of the Committee. The following is a description of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee:
Mr. Reitman is a lawyer by profession and received an A.B. with a major in Economics from Dartmouth College in Hanover, New Hampshire and a B.C.L. from McGill University. He is President and Chief Executive Officer of Reitmans (Canada) Limited, a retailing company which is listed on the Toronto Stock Exchange.
Mr. Chevrier holds a B.Comm. degree from Concordia University and is a Fellow of the Institute of Chartered Accountants. He is a former Chairman and Chief Executive Officer of one of North America’s largest integrated distributors of electrical, plumbing, heating, refrigeration, ventilation and waterworks supplies. Currently he serves on the boards of other Canadian public companies and is on other audit committees.
Mr. Farmer holds a B.A. and an M.B.A. from the University of Western Ontario. He currently serves on the boards of several private Canadian and American companies and several not-for-profit organizations.
Mrs. Kwok has an M.Sc. degree from King’s College, University of London. Prior to joining the Bank’s board, she was a director of a major life and health insurance company and currently serves on boards of other Canadian public companies and on two audit committees of Hong Kong Stock Exchange listed companies.
Mr. Orsino has a B.A. from University of Toronto and is a Fellow of the Institute of Chartered Accountants. He is the former President and Chief Executive Officer of Masonite International Corporation, an integrated global building products company listed on the Toronto Stock Exchange and the New York Stock Exchange, which he built into the world’s leading manufacturer and distributor of doors. Among his current community activities, he serves as Chairman of the Board of Trustees of the University Health Network in Toronto.
Mme Saucier obtained a B.A. from Collège Marguerite-Bourgeois and a B.Comm. from the École des Hautes Études Commerciales, Université de Montréal and is a Fellow of the Institute of Chartered Accountants. She is a former Chair of the Canadian Institute of Chartered Accountants (CICA) and was Chair of the Joint Committee on Corporate Governance established by the CICA, Toronto Stock Exchange and Canadian Venture Exchange. Throughout her career she has been active on boards and the audit committees of major Canadian and international public companies.
Shareholders’ Auditors’ Service Fees
Aggregate fees paid to the Shareholders’ Auditors during the fiscal years ended October 31, 2005 and 2004 were as follows:

Fees in millions of dollars (1)	2005	2004
Audit Fees	$7.8	$7.4
Audit-related Fees (2)	0.2	0.2
Tax Fees	0.0	0.0
All Other Fees (3)	1.3	0.4

Total	$9.3	$8.0

(1)	The classification of fees is based on the United States Securities and Exchange Commission definitions and the applicable Canadian securities laws.

(2)	Audit-related fees for 2005 and 2004 primarily relate to fees paid for accounting advice.

(3)	All other fees for 2005 primarily relate to fees paid for assistance with documentation of internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act. These documentation services were provided under the direct supervision of Bank management. All other fees for 2004 primarily relate to fees paid for corporate recovery services that were grandfathered when the Bank’s Auditor Independence Policy came into effect.
ADDITIONAL INFORMATION
Additional information about Bank of Montreal is available on the Bank’s web site at www.bmo.com, on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com, and on the U.S. Securities and Exchange web site at www.sec.gov/edgar.
Additional information, including directors’ and executive officers’ remuneration and indebtedness and securities authorized for issuance under equity compensation plans is contained in Bank of Montreal’s Proxy Circular dated as of January 3, 2006 in connection with its Annual Meeting of Shareholders to be held on March 2, 2006.
Additional financial information is provided in Bank of Montreal’s consolidated financial statements and Management’s Discussion and Analysis in the 2005 Annual Report of Bank of Montreal for its fiscal year ended October 31, 2005.
Copies of the Annual Information Form, as well as copies of the 2005 Annual Report of Bank of Montreal for the year ended October 31, 2005 and Proxy Circular dated January 3, 2006 may be obtained from:
Bank of Montreal
Corporate Secretary’s Department
100 King Street West
1 First Canadian Place, 21st Floor
Toronto, Ontario
Canada M5X 1A1

Telephone:	416-867-6785
Fax:	416-867-6793
Email:	corp.secretary@bmo.com
®Registered trade marks of Bank of Montreal

APPENDIX I
BANK OF MONTREAL
AUDIT COMMITTEE CHARTER

PURPOSE
The Audit Committee is responsible for performing the duties set out in this Charter to enable the Board to fulfill its oversight responsibilities in relation to:
•	the integrity of the Bank’s financial reporting;

•	the Bank’s internal controls including internal controls over financial reporting and disclosure controls;

•	the performance of the Bank’s internal audit function and the qualifications and independence of the Bank’s Chief Auditor;

•	the qualifications, independence and performance of the Bank’s Independent Auditors; and

•	the Bank’s compliance with legal and regulatory requirements.
MEMBERS
The Committee shall consist of three or more Directors as determined by the Board. At least a majority of the members of the Committee shall be resident Canadians and not “affiliated” with the Bank for the purposes of the Bank Act (Canada). Each member of the Committee shall be:
•	a Director who is not an officer or employee of the Bank or an affiliate of the Bank; and

•	“independent” for the purposes of applicable Canadian and United States securities laws and the New York Stock Exchange Rules.
Each member of the Committee shall be Financially Literate and the Committee shall have at least one Audit Committee Financial Expert. Members of the Committee shall not serve on more than three public company audit committees without the approval of the Board provided that members of the Committee serving on more than three public company audit committees as of November 25, 2003 may continue to serve on such committees without the approval of the Board. Members of the Committee may not receive any compensation from the Bank other than director and committee fees and fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service).
The Board shall, having considered the recommendation of the Governance and Nominating Committee, appoint the members of the Committee and the Chair of the Committee annually following the meeting of the shareholders at which Directors are elected each year. Each successor to the Chair shall be designated by the Board, having considered the recommendation of the Governance and Nominating Committee, at least three months prior to the anticipated date of retirement of the Chair. The Board may appoint a member to fill a vacancy which occurs in the Committee between annual elections of Directors. If a member of the Committee becomes “affiliated” with the Bank for the purposes of the Bank Act (Canada), the member may continue as a member of the Committee with the approval of the Governance and Nominating Committee, in consultation with the General Counsel. Any member of the Committee may be removed or replaced at any time by the Board.
MEETINGS
The Committee shall meet as frequently as it determines necessary but not less frequently than once each quarter. The Chair of the Committee may call meetings of the Committee and must call a meeting when requested to do so by a member of the Committee, the Independent Auditors, the Chief Auditor, the Chairman of the Board, the Chief Executive Officer or the Chief Financial Officer. Notice of the time and place of each meeting of the Audit Committee must be given to each member of the Committee and the Independent Auditors, not less than 48 hours before the time of the meeting. A quorum of the Committee shall be a majority of its members. The powers of the Committee may be exercised at a meeting at which a quorum of the Committee is present and at which a majority of the members present are resident Canadians in person or by telephone or other electronic means. Each member is entitled to one vote in Committee proceedings.
The Chair shall preside at all meetings of the Committee at which he or she is present and shall, with input from the Chief Financial Officer, Chief Auditor and Independent Auditors, develop the agenda for each Committee meeting. The agenda for each meeting of the Committee shall be delivered to each member of the Committee at least 48 hours prior to any meeting of the Committee, together with such other materials as the Chair determines necessary. The Chair shall designate from time to time a person who may, but need not be, a member of the Committee, to be

Secretary of the Committee. Minutes shall be kept of all meetings of the Committee and shall be maintained by the Secretary of the Committee. The procedure at meetings is to be determined by the Committee unless otherwise determined by the By-Laws of the Bank, by a resolution of the Board or by this Charter.
The Committee shall meet at least quarterly in separate private sessions with management, the Chief Auditor and the Independent Auditors. After such sessions, the Committee shall also meet with only members of the Committee present. The Committee may invite any Director, officer or employee of the Bank or the Bank’s counsel or Independent Auditors or any other person to attend meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee. The Independent Auditors shall, at the expense of the Bank, be entitled to attend and be heard at any meeting of the Committee.
REPORTS
The Committee shall report the proceedings of each meeting and all recommendations made by the Committee at such meeting to the Board at the Board’s next meeting. The Committee shall make such recommendations to the Board as it may deem appropriate and has such decision-making authority as the Board may determine from time to time. The Committee shall also review and approve the report of the Committee to be included in the Bank’s information circular and such other reports relating to the activities of the Committee as may be required by the Bank or the Board from time to time.
RESPONSIBILITIES AND DUTIES
The Committee shall perform the duties set out in this Charter and shall perform such other duties as may be necessary or appropriate under applicable law or stock exchange rules, or as may be delegated to the Committee by the Board from time to time, including such duties as are specified in the Bank’s Board Approval/Oversight Guidelines. In addition, the Committee shall act as the audit committee of subsidiaries of the Bank as required by the Board.
Financial Reporting
The Committee shall review with management and the Independent Auditors:
•	the appropriateness of the Bank’s accounting and financial reporting;

•	any changes to the Bank’s accounting and financial reporting as such changes are recommended by management or the Independent Auditors;

•	the accounting treatment of significant risks and uncertainties;

•	key estimates and judgments of management that may be material to the Bank’s financial reporting; and

•	significant auditing and financial reporting issues discussed during the fiscal period and the method of resolution.
The Committee shall review with management and the Independent Auditors and approve or, if appropriate, recommend for approval by the Board before the Bank publicly discloses this information:
•	the annual audited financial statements, together with the report of the Independent Auditors thereon, and the interim unaudited financial statements, together with the interim review report of the Independent Auditors thereon (taking into account the explanation of management of all significant variances between comparative reporting periods) before they are approved by the Directors;

•	management’s discussion and analysis relating to the annual audited financial statements and interim financial statements;

•	all financial information in material public disclosure documents including press releases containing financial information and results, press releases containing performance targets and updates thereto, “pro forma” or “adjusted” non-GAAP financial information in press releases and financial information in prospectuses or other offering or public disclosure documents;

•	such returns of the Bank as the Superintendent under the Bank Act (Canada) may specify; and

•	annual financial statements and regulatory returns of subsidiaries of the Bank as required by the Board.
The Committee’s review of any financial statement or other public disclosure document shall include a review with management of the presentation and impact of significant risks and uncertainties and as well as key estimates and judgments of management that may be material to the statements or disclosure. Before recommending any financial statements to the Board for approval, the Committee shall seek confirmation from management that such financial statements, together with the other financial information included in the Bank’s annual and interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the Bank as of the relevant date and for the relevant periods. In addition, the Committee shall approve, and periodically assess the adequacy of, the Bank’s procedures for (i) the review of financial information extracted or derived from the Bank’s financial statements that is to be publicly disclosed and has not otherwise been reviewed by the Committee; and (ii) the review of financial information, performance targets and updates thereto provided to rating agencies.
Internal Controls including Internal Controls over Financial Reporting and Disclosure Controls
In overseeing the Bank’s internal control procedures and management’s reporting thereon, the Committee shall:
•	require management to design, implement and maintain appropriate internal control procedures;

•	review, evaluate and approve the Bank’s internal control policies and procedures including any reports of the Independent Auditors thereon;

•	meet with the Chief Auditor and with management to discuss the effectiveness of the Bank’s internal control procedures; and

•	approve the Bank’s periodic reports as required by regulatory authorities.
The Committee shall review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Bank’s internal control over financial reporting which are reasonably likely to adversely affect the Bank’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees who have a significant role in the Bank’s internal controls. In addition, the Committee shall review management’s recommendations for rectifying such deficiencies and weaknesses and review, as appropriate, the implementation of such recommendations.
In overseeing the Bank’s disclosure controls the Committee shall review and approve the policy, controls and procedures that have been adopted by the Bank to confirm that material information about the Bank and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed. The Committee shall also review the report of the Bank’s disclosure committee on the effectiveness of these controls and procedures.
Internal Audit Function
In overseeing the internal audit function, the Committee shall:
•	review, at least annually, the mandate, budget, planned activities, staffing resources and organizational structure of the internal audit function and, if appropriate, recommend changes;

•	review and approve the Bank’s corporate policy setting out the terms of reference of the Chief Auditor;

•	review the quarterly report of the Chief Auditor, together with management’s response to any identified weaknesses, including reports on internal controls over credit risk, liquidity risk, market risk and operational risk;

•	review, at least semi-annually, with the Chief Auditor reports of regulators to the Bank and the resultant action by management; and

•	review any other reports submitted to the Committee by the Chief Auditor.
The Audit Committee shall have the authority to communicate directly with the Chief Auditor. The Committee shall also participate in the appointment and performance evaluation of the Chief Auditor.
Independent Auditors
The Independent Auditors report to the Board and the Committee, as representatives of the shareholders. The Committee has the authority to communicate directly with the Independent Auditors and the Independent Auditors report directly to the Committee. Accordingly, the Committee shall evaluate and be responsible for the Bank’s relationship with the Independent Auditors. Specifically, the Committee shall:
•	make recommendations to the Board regarding the Independent Auditors to be recommended to the shareholders for appointment and, where appropriate, the termination of the Independent Auditors (with reference in particular to the skills and resources of the Independent Auditors, taking into account the complexity of the Bank);

•	review the terms of the Independent Auditors’ engagement, the annual audit plan and the appropriateness and reasonableness of the proposed audit fees and make recommendations to the Board as appropriate;

•	require the Independent Auditors to confirm in their engagement letter each year that they report directly to the Committee, as representatives of the shareholders; satisfy itself that the audit plan is risk based and covers all relevant activities over a measurable cycle and that the work of the Independent Auditors and the Chief Auditor is coordinated;
•	be directly responsible for overseeing the work of the Independent Auditors for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Bank;

•	review the scope and results of the audit conducted by the Independent Auditors with the Independent Auditors, the Chief Auditor and management, including:
(i)	the Independent Auditors’ evaluation of the Bank’s internal controls over financial reporting that the Independent Auditors tested and relied on and any recommendations related thereto;

(ii)	the degree of cooperation the Independent Auditors received from management; any problems experienced by the Independent Auditors in conducting the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(iii)	the existence of problems or potential problems related to accounting and/or auditing matters and any accounting errors;

(iv)	the Independent Auditors’ management letter, management’s response and subsequent follow-up of any identified weaknesses;

(v)	the appropriateness and quality of all critical accounting policies and practices used by the Bank and the selection of new policies and practices; and

(vi)	any alternative treatments of financial information that have been discussed with management, the ramifications of their use and the Independent Auditors’ preferred treatment, as well as any other material communications with management;
and advise the Board of the Bank’s performance in these areas;
•	meet regularly with the Independent Auditors without management present to review and ask the Independent Auditors to report on any audit problems and difficulties including any significant disagreements, unresolved issues as well as management’s response thereto and consultations with management as well as any other matters the Independent Auditors believe the Committee should be aware of in order to exercise its responsibilities;

•	oversee the resolution of any disagreements between the Independent Auditors and management;

•	review all material correspondence between the Independent Auditors and management related to audit findings;

•	evaluate the Independent Auditors’ audit performance, taking into account management’s evaluation of such performance;

•	review the report of the Independent Auditors under Section 328 of the Bank Act (Canada) as well as any other investments and transaction that could adversely affect the well being of the Bank as the Independent Auditors or any officer of the Bank may bring to the attention of the Committee;

•	review and approve the Bank’s Auditor Independence Policy which provides guidance for engaging the Independent Auditors to perform audit and permitted non-audit services for the Bank, its subsidiaries and material entities over which the Bank has significant influence;

•	pre-approve all audit services and permitted non-audit services (including the fees and terms thereof) to be performed for the Bank, its subsidiaries and material entities over which the Bank has significant influence by the Independent Auditors in accordance with the criteria established by the Committee in the Bank’s Auditor Independence Policy; the Committee may delegate to one or more Committee members, the authority to grant pre-approvals for audit and permitted non-audit services to be performed for the Bank by the Independent Auditors, provided that decisions of such members to grant pre-approvals shall be presented to the full Committee at its next meeting;

•	obtain and review a report from the Independent Auditors at least annually addressing (i) the Independent Auditors’ internal quality control procedures, (ii) any material issues raised by the most recent internal quality-control review or peer review of the Independent Auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by the Independent Auditors, (iii) any steps taken to deal with any such issues, (iv) the Independent Auditors’ internal procedures to ensure independence, and (v) delineating all relationships between the Independent Auditors and the Bank;

•	require the Independent Auditors to confirm annually, in writing, that they are independent in accordance with applicable independence rules;

•	review any notices required to be delivered to the Committee by the Independent Auditors relating to (i) the Independent Auditors’ failure to address defects in its quality control systems to the satisfaction of the Canadian Public Accountability Board and/or the Public Company Accounting Oversight Board, or (ii)

sanctions imposed on the Independent Auditors by the Canadian Public Accountability Board and/or the Public Company Accounting Oversight Board and the U.S. Securities and Exchange Commission and take such action and make recommendations to the Board as appropriate;
•	be responsible for actively engaging in a dialogue with the Independent Auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the Independent Auditors and for recommending that the Board take appropriate action to ensure the independence of the Independent Auditors;

•	require the rotation of members of the audit engagement team as required by law and require that the Independent Auditors provide a plan for the orderly transition of audit engagement team members; and

•	review and approve the Bank’s policies for the hiring by the Bank of partners and employees or former partners and employees of the present and former Independent Auditors.
Risk Management
The Committee shall discuss the Bank’s major financial risk exposures and the steps management has taken to monitor and control such exposures.
Legal and Regulatory Compliance
The Committee shall:
•	review with the General Counsel and the Chief of Compliance the adequacy and effectiveness of the Bank’s policies and procedures for compliance with legal and regulatory requirements and the results of such policies and procedures;

•	review with the General Counsel reports of regulators to the Bank and the resultant action by management;

•	meet annually with representatives of the Office of the Superintendent of Financial Institutions (OSFI), jointly with the Risk Review Committee, to receive OSFI’s report on the results of its annual examination of the Bank;

•	establish and review annually procedures for:
•	the receipt, retention and treatment of complaints received by the Bank regarding accounting, internal controls over financial reporting, disclosure controls or auditing matters; and

•	the confidential anonymous submission of concerns by employees of the Bank regarding questionable accounting or auditing matters; and
•	review and approve the Bank’s code of ethics for the Bank’s Chief Executive Officer, Chief Financial Officer and Chief Auditor and any waivers or amendments of that code; and

•	approve any waivers of FirstPrinciples, the Bank’s code of business conduct and ethics, for the Bank’s Chief Executive Officer, Chief Financial Officer and Chief Auditor.
Aircraft and Chief Executive Officer Expense Accounts
The Chair of the Committee shall review, on a quarterly basis, the report on Chief Executive Officer expense accounts, and the Committee shall review, on an annual basis, the report on bank aircraft and Chief Executive Officer expense accounts.
ACCESS TO MANAGEMENT AND OUTSIDE ADVISORS
The Committee shall have full, free and unrestricted access to management and employees, the Chief Auditor and to the Independent Auditors. The Committee has the authority to engage independent legal counsel, consultants or other advisors, with respect to any issue or to assist it in fulfilling its responsibilities without consulting or obtaining the approval of any officer of the Bank. The Bank shall provide appropriate funding, as determined by the Committee, for the payment of: compensation to the Independent Auditors engaged for the purpose of preparing or issuing an auditor’s report or performing the audit, review or attest services for the Bank; compensation to any advisors employed by the Committee and; ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.
ANNUAL REVIEW AND ASSESSMENT
The Committee shall conduct an annual review and assessment of its performance, including a review of its compliance with this Charter, in accordance with the process developed by the Governance and Nominating

Committee and approved by the Board. The Committee shall conduct such review and assessment in such manner as it deems appropriate and report the results to the Governance and Nominating Committee.
The Committee shall also review and assess the adequacy of this Charter on an annual basis taking into account all legislative and regulatory requirements applicable to the Committee as well as any best practice guidelines recommended by regulators or stock exchanges with which the Bank has a reporting relationship and, if appropriate, shall recommend changes to the Governance and Nominating Committee.
DEFINITIONS
Capitalized terms used in this Charter have the meanings attributed to them below:
“Audit Committee Financial Expert” means a person who has the following attributes:
(i)	an understanding of generally accepted accounting principles and financial statements;

(ii)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(iii)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Bank’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(iv)	an understanding of internal controls and procedures for financial reporting; and

(v)	an understanding of audit committee functions;
acquired through any one or more of the following:
(i)	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(iv)	other relevant experience.
“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Bank’s financial statements.